Mail Stop 4561

August 29, 2006

Mr. Robert K. Weiler
President and Chief Executive Officer
Phase Forward Incorporated
880 Winter Street
Waltham, Massachusetts   02451

      Re: **Phase Forward Incorporated**
            Form 10-K for the year ended December 31, 2005
            Filed March 13, 2006
            File No. 000-50839

Dear Mr. Weiler:

      We have reviewed your response letter dated August 4, 2006 and have the following additional comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 9 – Commitments and Contingencies

Contingencies, page F-30

1. We have read and reviewed your response. We do not understand why you would pay $8.5 million to settle with Datasci when you do not believe there is any technology imbedded in the Company's products related to the Datasci patent. Please tell us how you arrived at the settlement amount of $8.5 million. It also appears that you obtained a license to avoid future lawsuits regarding this technology that Datasci claims that you use. This leads us to believe that there is value in the license that you obtained regardless of whether you believe the patent is valid. Please clarify.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief